

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

March 9, 2007

<u>via U.S. mail and facsimile</u>
Dr. Tim Sun
President
Geopulse Exploration Inc.
1055 West Hastings Street, Suite 1980
Vancouver, British Columbia, Canada, V6E2E9

   Re: Geopulse Exploration Inc.
     Amendment No. 2 to Registration Statement on
     Form SB-2
     Filed February 14, 2007
     File No. 333-137519

Dear Dr. Sun:

  We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please continue to monitor the need to update your financial statements.

2.   In light of the fact that as of January 31, 2007, the company's fiscal year came to
        an end, you will need to update your disclosure and include the requisite
        information with respect to compensation paid to officers and directors during
        your most recently concluded fiscal year. We refer you to Securities Act Release
        No. 8732A, newly amended Item 402 of Regulation S-B and the transitional
        guidance provided at
        http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.pdf
         with respect to disclosure of executive compensation.

Note 2. Mineral Interests, page F-7

3.   We note your response to prior comment six in our letter dated January 12, 2007
        which indicates that certain revisions have been made to your amended
        registration statement. However, it appears that no such changes have been made.
        Please note that under U.S. GAAP, all exploration costs should be expensed as
        incurred regardless of the existence of reserves or the stage of development of the
        business enterprise. Please modify your policy accordingly. Please refer to SEC
        Industry Guide 7 for additional clarification. We re-issue prior comment six.

4.   We note your response to prior comment seven in our letter dated January 12,
        2007 which indicates that certain revisions have been made to your amended
        registration statement. However, it appears that no such changes have been made.
        Please explain why acquisition costs have been expensed. Refer to paragraph 9 of
        EITF 04-2. We re-issue prior comment seven.

Consent

5.   We note your response to comment five in our letter dated January 12, 2007 and
        the inclusion of an updated consent. However, the consent that was filed with the
        registration statement filed on February 14, 2007 refers to a registration statement
        filed on February 6, 2007. Please clarify which registration statement this consent
        relates to.

Closing Comments

        As appropriate, please amend the above filing in response to these comments.
You may wish to provide us with a marked copy of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to

our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551- 3683 with any questions on the accounting comments. You may contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
        M. Duru
        T. Levenberg